Exhibit 99.1

AINSWORTH ANNOUNCES FURTHER EXTENSION OF EARLY PARTICIPATION
DATE WITH RESPECT TO EXCHANGE OFFER AND CONSENT SOLICITATION

Vancouver, BC, March 9, 2008 – Ainsworth Lumber Co. Ltd. (TSX: ANS) (the "Company") today announced, in connection with its previously announced exchange offer and consent solicitation relating to its outstanding senior unsecured notes, that it is extending the early participation date as well as the deadline for the withdrawal of tendered notes and the revocation of related consents to 12:00 a.m., New York City time, on Friday, March 14, 2008.  The expiration date of the exchange offer and consent solicitation is unchanged and remains at 12:00 a.m., New York City time, on Friday, March 14, 2008, unless extended or earlier terminated.

Barclays Capital Inc. is acting as a financial advisor to the Company in connection with the exchange offer and consent solicitation, and Global Bondholder Services Corporation is acting as Exchange Agent and Information Agent in connection with the exchange offer and consent solicitation.

Full details of the terms and conditions of the exchange offer and consent solicitation are included in the Company's Offering Memorandum and Consent Solicitation Statement, dated February 15, 2008, copies of which are available from Global Bondholder Services Corporation by calling (212) 430-3774 or toll-free at (866) 470-4300.  Noteholders are strongly encouraged to read carefully the Offering Memorandum and Consent Solicitation Statement and the related letter of transmittal because they contain important information.

This news release is not an offer to buy or the solicitation of an offer to sell the existing notes and is not an offer to sell or the solicitation of an offer to buy the new notes. The exchange offer and consent solicitation are being made only pursuant to the Company's Offering Memorandum and Consent Solicitation Statement.  None of the Company, Barclays Capital Inc. or Global Bondholder Services Corporation makes any recommendation as to whether noteholders should tender their notes pursuant to the exchange offer.

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201

Contact: Robert Allen
Chief Financial Officer
(604) 661-3200